UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Midroog Ltd. Reaffirms its Baa1.il Rating and Stable Outlook for Ellomay Capital and its Series B Debentures

Ellomay Capital Ltd., or the Company, today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s Investors Services, or Midroog, published a rating report reaffirming a rating of Baa1.il with a “Stable” outlook to the Company and its Series B Debentures. The rating report (issued in Hebrew) is available at: https://maya.tase.co.il/reports/details/1312725/2/0.

In its report, Midroog notes that the main considerations taken into account in connection with the rating are:

(i)
the assessment of Midroog that the renewable energy field in which the Company operates is characterized by medium risk, where the main risk is due to the high exposure to regulation in the production segment and to market prices, in the countries in which the Company operates,

(ii)
acquisition strategy and project finance-based (usually non-recourse), providing fixed tariffs in long-term agreements, supporting the certainty of the cash flow of the Company but causing slow coverage ratios due to long-term project debt,

(iii)
the barriers to entry into the electricity generation industry through renewable energies are low relative to the electricity generation industry through fossil power plants, which is characterized by high barriers to entry, resulting from, among other things, significant capital investments, alongside technological and engineering complexity,

(iv)
the regulatory environment in the industry in the countries in which the Company operates, along with long-term energy sale agreements with strong end customers, create relative certainty regarding the stability of expected long-term cash flow,

(v)	the growth trend that characterizes the renewable energy industry in Israel and around the world, supported by targets that are set for the promotion of renewable energies,
(vi)
the Company’s market share and size are small relative to the reference group in the industry, but is expected to grow significantly in the short to medium term, with the expected commercial operation of the Talasol project in Spain by the end of 2020, along with further growth potential through a significant number of additional PV projects in Italy and Spain,

(vii)	the Company presents relatively low operating profit rates, inter alia, due to a high component of development and general and administrative expenses,
(viii)
exposure to the financial markets, interest rates and credit risks of the countries in which the Company operates (Italy, Spain, the Netherlands and Israel), alongside exposure to exchange rates, which is partially moderated by hedging transactions,

(ix)	sale of the PV projects in Italy for an amount of approximately €39 million at the end of 2019,
(x)
improvement in the balance sheet leverage in light of the early repayment of a series of debentures, using the cash flow received from the sale of the PV projects in Italy and the recording of a substantial capital gain,

(xi)
as of the date of the Midroog report, most of the Company’s operating cash flow results from the PV projects that it holds in Spain and in Israel. In the short to medium term, the Company’s activity in the PV sector is expected to grow significantly, with the completion of the construction of the Talasol project in Spain, but its completion is expected to significantly increase the concentration of operations and cash flows from Spain, before developing a new significant portfolio of projects in Italy,

(xii)
a relatively low revenue generation capacity in the short term, due to the sale of the PV projects in Italy, alongside a significant improvement expected upon completion of the Talasol project, and the expectation of a significant cash flow from the project,

(xiii)
the Company has a material multi-year investment plan, which includes, among other things, the completion of the construction of the Talasol project in Spain in the short term, another PV project in Spain and a new portfolio of projects in Italy. According to the Company’s forecast, the capital expenditures are expected to be around €400 million in the years 2020-2023,

(xiv)
the level of the Company’s balance sheet leverage is relatively low as of the end of March 2020, but is expected to increase in the short to medium term, following the completion of the establishment of the Talasol project and the initiation of additional projects. However, Midroog assumes that the Company will balance the level of leverage by raising capital, in accordance with its ongoing needs, as the investment plan progresses,

(xv)
the Company’s financial policy in connection with the holding of liquid balances supports the rating, when as of March 31, 2020, the liquid balances were approximately €66 million (including short-term deposits and marketable securities), and in the short-medium term the Company is expected to hold a minimum cash level of at least €30-€40 million,

(xvi)	the Company has good financial flexibility, which is reflected, among others, in accessibility to banks and the capital market, and
(xvii)	structural and cash flow inferiority of the Company in relation to its senior debt and inferior debts at the level of the projects that it holds.

The foregoing is only a general description of certain issues raised in the rating report and you are urged to read the rating report in its entirety. An unofficial translation to English of the Midroog report will be uploaded to the “Investors” section of the Company’s website.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in the ratings of the Company’s debentures, changes in the market and potential defaults of the Company under the debentures and the impact of the COVID-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: August 3, 2020